Exhibit 3.4

CIRCUIT CITY STORES, INC.

ARTICLES OF AMENDMENT

1.	Name. The name of the corporation is Circuit City Stores, Inc.

2.
Text of Amendment:    The text of the amendment is attached hereto as Exhibit A. This amendment, which required shareholder approval, amends paragraph B(5) of Article V of the Articles of Incorporation relating to the redemption of the CarMax Group Common Stock.

3.
Board Action:    By action taken on May 21, 2002, the amendment was proposed by the Board of Directors of the Company and submitted to the shareholders in accordance with the Virginia Stock Corporation Act.

4.
Shareholder Action:    On July 22, 2002, the record date for the meeting of shareholders called to consider the amendment, there were outstanding 209,938,194 shares of the Circuit City Group Common Stock and 37,114,828 shares of the CarMax Group Common Stock. The amendment was entitled to be voted on by three voting groups consisting of the Circuit City Group Common Stock voting separately, the CarMax Group Common Stock voting separately and both classes of stock voting together as a single group; and, when voting separately, each share of each such class was entitled to one vote, and, when voting together as a single group, each share of Circuit City Group Common Stock was entitled to one vote and each share of CarMax Group Common Stock was entitled to 1.131 votes. The number of undisputed votes cast for the amendment by each voting group were as follows:

Circuit City Group Common Stock	51,135,156

CarMax Group Common Stock	23,134,463

Both classes of stock voting together as a single group	177,300,234

and the number of votes cast for the amendment by each such voting group was sufficient for approval by that voting group.

IN WITNESS WHEREOF, the undersigned has executed the Articles of Amendment on behalf of the Company as of September 10, 2002.

CIRCUIT CITY STORES, INC.

By:	/s/ Michael T. Chalifoux
An authorized officer

EXHIBIT A

Article V of the Amended and Restated Articles of Incorporation is hereby amended as follows:

FIRST, by adding at the end of paragraph B(5)(b)(i) the following:

At any time when the Separation Agreement dated as of May 21, 2002 (the “Separation Agreement”) between the Corporation and CarMax, Inc., a Virginia corporation (“CarMax, Inc.”), shall be in full force and effect and shall not have been amended or modified (other than by supplementation as provided therein), for all purposes of the preceding sentence. CarMax, Inc. shall be deemed to be a CarMax Group Subsidiary and shall be deemed to hold directly or indirectly all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of the Corporation or any subsidiary thereof).

SECOND, by adding at the end of the last sentence of paragraph B(5)(d)(vi), immediately before the period, the following:

; provided that at any time when the Separation Agreement shall be in full force and effect and shall not have been amended or modified (other than by supplementation as provided therein), such notice may be given not less than 10 Trading Days prior to the Redemption Date